RAD AI

Plug into content performance

The Big Problem

Enterprise brands are not converting enough of their traffic into customers

RAD AI

Why?

Digital marketing teams are not certain of what content should be produced and the reasons why

RAD AI

Solution

RAD AI identifies and converts language into content that produces more traffic, engagement and conversions across the entire customer journey

RAD AI identifies and converts language into content that produces more traffic, engagement and conversions across the entire customer journey

Our Differentiation

- Tells the marketer what content should be created w/ certainty
- Re-writes any copy/text into better converting language
- Guaranteed distribution of the AI-optimized content
- Correlates AI analysis and recipe to demonstrable content lift

Traction

- 2020 revenue - $305,000
- 2021 YTD revenue - $480,000
- 2021 revenue projections - $857,000
- Post merger contract value increase >300%
- 35% MOM growth of content/URL on platform

Renewal Clients

NCM AMERICA'S MOVIE NETWORK · CONDÉ NAST · ITWC · VERSUS SYSTEMS · FSA store · UBS · Dignity Health · Magellan HEALTH · DIGI OUTSOURCE

New Clients, Partners and increased Contract Value [the numbers]

- **Q4, 2021** >6 new enterprise contracts
- **Q4 Avg. Contract Value** >$120,000
- **Contract Value Increased Since Merger** >300%
- **Avg. Content Performance Improvement by Client** >250%
- **12 Month Run Rate** - $2.1m

**Full client list available upon mutual NDA

Business Model

Customer Acquisition Strategy

- Campaign setup w/ reach guarantees
- RAD AI is used to create demonstrable campaign value
- Clients are converted from transactional to recurring revenue

Customer Expansion Model
[SAAS]

- Client engages into 90 day paid trial
- Paid trial converts into annual contract
- Annual contracts >$36,000/yr

Client KPIs & Value

- Guaranteed Reach & Distribution
- Increased Organic Traffic Volume
- Increased Engagement & Conversion Rates

Our Customer

- **Enterprise clients actively spending >$100k/yr for marketing campaigns and software**
- **Enterprise clients with content marketing teams >3 people**
- **Decision makers are CMOs, project leaders and VP Communications / Marketing**
- **AI platform users are digital marketers, content writers and marketing strategists**
- **Typical motivations of our customers are:**
  - Job security and the ability to demonstrate they are sophisticated at their job
  - Certainty; a clear roadmap that demonstrates what content should be produced and the subsequent performance validation to relevant stakeholders

RAD AI

Short Term Growth Plan


July, 2021
Team integrations
DONE
Prep Wefunder
Oct, 2021
Close Wefunder round
Jan, 2022
Institution / Venture Round of $5m
Apr, 2022
Merged w/ Atomic Reach & closed merger financing
CLOSED
• Product/channel fit
• Market/Product Fit
- Product Validation
- Model/channel fit
- Channel/model fit
Sales KPIs Established
Key Executive Hires

RAD AI

Market Drivers

Marketing

Brands spend 11.2% of their gross revenue on marketing

Email & Content

11.8% of a brands marketing budget is spent on content & email sequences

Language & Text

Words and language account for over ½ of all types of digital content

Reach Limitations

Cookies, Google pages and Facebook rule are constantly changing

People & Software

29% of the marketing budget is spent on people and software

Analysis

Over ½ of the content and marketing materials created will fail

Total Addressable Market

$43b/yr

Enterprise Marketing Spend by Gross Revenue

11.4%

Enterprise Marketing Spend by Gross Revenue

Competitive Landscape

RAD AI is new category. We are the only AI-enabled content creation, optimization **AND** distribution platform.


6sense
KNOW EVERYTHING. DO ANYTHING.
Optimizely
RAD AI
grammarly
conductor
[PERSADO]
BERT
phrasee
Artificial intelligence.
Human language.
Awesome.

Merger Financing

Closed

Closed
August, 2021
$1.2M

- Team
- R&D // Technology
- G & A
- Business Development
- Sales
- Marketing

*P&L / Pro forma available upon request

RAD AI

New Financing

Open

Up to $5M

*P&L / Pro forma available upon request

[$18,000,000 valuation]

Objective

Secure adequate financing that carries RAD AI (merged co) through **Series A Funding** Q2 of 2022

RAD AI

Management



Jeremy Barnett

CEO



Bradley Silver

President

Investors

- Joseph Freedman
- Aaron Kuntz
- Bobby John
- Expert Dojo
- Fidelity
- Dzhel Ventures
- Ken Wiener
- Mikey Moran

AI & ML Engineers

- Emilian Tita
- Hassan Zia
- Pavlo Parkhomenko
- Quang Hoang
- Matthew Samson

Customer Success & Sales

- Leah Kim
- Justin Kim
- Alyssa Brown
- Dusan Popovic
- Ally Kim
- Matt Ward